U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                 SEC FILE NUMBER
                                    33-19324
                      -----------------------------------


                                  CUSIP NUMBER
                                    54141J105

                                  (Check One):

    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR
                       For Period Ended: October 31, 1996



                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________



                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I--REGISTRATION INFORMATION


         Full Name of Registrant:  Logiphone Group, Inc.

         Former Name if Applicable:  Star Resources, Inc.

         Address of Principal Executive Office (Street and Number)

                                607 West Broadway
                                    Suite 247
                              Fairfield, Iowa 52556
                           (City, State and Zip Code)


PART II--RULES 12B-25 (B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)


CORPDAL:59335.1  26308-00002

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, 10-QSB or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


PART III--NARRATIVE


State below in reasonable detail the reasons why annual report, quarterly report, transition report on Form 10-K, 20-F, 11-K, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

         During the quarter covered by the quarterly report, the Company has recently undertaken an amendment to its Certificate of Incorporation that, inter alia, effectuated a reverse stock split, a reduction in the number of authorized shares, and a change in corporate name, and executed an agreement to acquire all of the capital stock of ICA B.V. This acquisition occurred shortly after the end of this quarter. As part of this acquisition, all of the officers and all but one director resigned, and new officers and directors were elected. As a result, timely filing of the Form 10-QSB was delayed.



PART IV--OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

    Ronald D. Gardner                  (515)                      469-3044
     (Name)                          (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X]  Yes    [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects that it will incur a net loss from operations for the quarter ended October 31, 1996 as compared to $26 net income from operations for the same quarter in 1995. The Company expects that its net loss from operations for the six (6) months ended October 31, 1996 will be substantially less than the net loss from operations for the six (6) months ended October 31, 1995. The Company expects that the net loss for the three (3) months ended October 31, 1996 and the six (6) months ended October 31, 1996 will be substantially less than the net loss for the corresponding prior periods ended October 31, 1995 because such corresponding prior periods reflect a loss on disposition of an investment.

CORPDAL:59335.1  26308-00002

                              Logiphone Group, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December 17, 1996                   By:      /s/ Ronald D. Gardner
                                                    ---------------------
                                                    Ronald D. Gardner, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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